Filed by Churchill Capital Corp X pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Churchill Capital Corp X (File No. 001-42646)

The following communication was made available to employees of ColdQuanta, Inc. (“Infleqtion”) via email in connection with the proposed business combination (the “Business Combination”) between Churchill Capital Corp X (“Churchill X”) and Infleqtion.

Employee Guidance

It’s important to remember that this deal has not closed yet. It is still subject to a number of key steps, including governmental and shareholder approvals, as well as our continued business performance.

Please note the following restrictions to keep top of mind as we go through this process:

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Do not make any statements about this news beyond commenting on officially sanctioned corporate Linkedin posts. If you’re contacted by a member of the media or analysts, please do not provide any information about Infleqtion and instead direct them media@infleqtion.com

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Do not buy, sell, or make recommendations to others to buy or sell shares of stock of Churchill Capital Corp X (“Churchill X”) or share confidential information regarding Infleqtion. Employees are highly likely to have non-public information, and it is important that you do not act on any such non-public information about Infleqtion or this potential deal.

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Do not share any projections, forecasts, business metrics, financial information or anything else that could be interpreted as relating to, or trying to affect, the value of Infleqtion’s or Churchill X’s business or stock externally. The Securities Exchange Commission (“SEC”) has strict guidelines that we must follow that prohibit this kind of activity.

Infleqtion–Churchill X Deal Announcement: Employee FAQ

1. What is the announcement?

Infleqtion and Churchill X, a special purpose acquisition company, or SPAC, have entered into an agreement to take Infleqtion public. Upon closing, the combined public company will operate as Infleqtion retaining our business, brand, team, values, and mission. Infleqtion’s stock will become publicly traded, providing more capital for growth. Deal closure is still contingent on regulatory and shareholder approvals and various other closing conditions.

2. Who is Churchill X?

Churchill X is a SPAC sponsored by Michael Klein of M. Klein and Company, a strategic advisor with decades of experience. Churchill X went public in May 2025, raising $414 million in an IPO with the ability to pursue a business combination in any business or industry. SPACs exist to identify promising privately held companies and take them public via a business combination. A business combination with a SPAC is an alternative to a traditional IPO.

3. Why Churchill X?

Churchill Capital, the sponsor of Churchill X, has a proven SPAC track record, closing 6 transactions and delivering ~$10.5B in growth capital to their partner companies. An example of a recent deal is Oklo Inc., which was well received. They have deep experience supporting high-growth technology companies like Infleqtion.

4. What happens next?

The process includes SEC review, shareholder approvals, and governance actions, which take a number of months.

5. Is this good news?

Yes. We expect the business combination to provide significant capital, accelerate growth, raise our profile, and create liquidity opportunities for employees and shareholders. However, remember there is still risk that the deal may not close, or may close on terms less favorable than we currently anticipate (including with respect to potential redemptions) or may not have the positive impact that we currently expect.

6. How do I calculate my equity value?

Details will come later. For now, please continue to focus on executing to our programs, roadmaps, and delivering for our customers.

7. Is there a lock-up period once we are public? When can I sell my shares?

Yes, there is a lock-up period, meaning a period of time following completion of our business combination where you may not sell any shares you hold of Infleqtion. We will share more details as we move closer to the closing of the transaction.

8. Can I buy or sell Churchill X securities now? What is insider trading?

Employees cannot buy or sell Churchill X securities or advise others to do so. Insider trading is buying, selling, hedging, or tipping off others to do the same, while in possession of nonpublic information. Insider trading is illegal and punishable. We cannot act on or share any nonpublic information externally.

9. When will I learn more about equity items?

Details will come in employee meetings over the next few months. Updates will also cover refresh/new hire grants.

10. What could delay or derail the deal?

Execution is key. Other risks include regulatory review, market conditions, and industry developments.

11. How does this impact my job?

It does not. Employees should continue focusing on team goals. Post-closing, there may be additional resources as we prioritize the best use of new capital.

12. What decision authority does Churchill X have?

The Infleqtion executive team remains in place. M. Klein & Company will act as an investor, with one board seat after the transaction closes, but the Infleqtion management team will continue to lead and execute on our business.

13. What if a customer or vendor contacts me?

Our business relationships remain our top priority. Please continue to engage with customers and vendors as you normally would. Please do not comment or speculate about this transaction in normal business discussions.

14. What can I say on social media?

You may engage with officially-sanctioned corporate LinkedIn posts. Examples:

•	“Proud to be a part of Infleqtion as it takes a step toward becoming a public company.”

•	“Congrats to the team as we work to make quantum sensing and computing a commercial reality.”

Do not appear to speak on behalf of the company and do not disclose any nonpublic information.

Please clear any posts with Julie McGee before use.

15. What if media or investors contacts me?

Do not answer. refer investors to investors@infleqtion.com and media or analyst inquires to media@infleqtion.com

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Additional Information About the Proposed Transaction and Where to Find It

The proposed transaction will be submitted to shareholders of Churchill for their consideration. Churchill intends to file a registration statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which will include preliminary and definitive proxy statements to be distributed to Churchill’s shareholders in connection with Churchill’s solicitation of proxies for the vote by Churchill’s shareholders in connection with the proposed transaction and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Infleqtion stockholders in connection with the completion of the proposed transaction. After the Registration Statement has been filed and declared effective, a definitive proxy statement/prospectus/consent solicitation statement and other relevant documents will be mailed to Infleqtion stockholders and Churchill shareholders as of the record date established for voting on the proposed transaction. Before making any voting or investment decision, Churchill and Infleqtion shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus/consent solicitation statement and any amendments thereto and, once available, the definitive proxy statement/prospectus/consent solicitation statement, as well as other documents filed with the SEC by

Churchill in connection with the proposed transaction, as these documents will contain important information about Churchill, ColdQuanta, Inc (the “Company”) and the proposed transaction. Shareholders may obtain a copy of the preliminary or definitive proxy statement/prospectus/consent solicitation statement, once available, as well as other documents filed by Churchill with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Churchill Capital Corp X, 640 Fifth Avenue, 12th Floor, New York, NY 10019

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. We have based these forward-looking statements on current expectations and projections about future events. These statements include: projections of market opportunity and market share; estimates of customer adoption rates and usage patterns; projections regarding the Company’s ability to commercialize new products and technologies; projections of development and commercialization costs and timelines; expectations regarding the Company’s ability to execute its business model and the expected financial benefits of such model; expectations regarding the Company’s ability to attract, retain and expand its customer base; the Company’s deployment of proceeds from capital raising transactions; the Company’s expectations concerning relationships with strategic partners, suppliers, governments, state-funded entities, regulatory bodies and other third parties; the Company’s ability to maintain, protect and enhance its intellectual property; future ventures or investments in companies, products, services or technologies; development of favorable regulations affecting the Company’s markets; the potential benefits of the proposed transaction and expectations related to its terms and timing; and the potential for the Company to increase in value.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of the Company and Churchill Capital Corp X (“Churchill”).

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause Churchill’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that the Company is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; the Company’s historical net losses and limited operating history; the Company’s expectations regarding future financial performance, capital requirements and unit economics; the Company’s use and reporting of business and operational metrics; the Company’s competitive landscape; the Company’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the Company’s concentration of revenue in contracts with government or state-funded entities; the potential need for additional future financing; the Company’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; the Company’s reliance on strategic partners and other third parties; the Company’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate a public company; the possibility that required regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of Churchill could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against the Company or Churchill; failure to realize the anticipated benefits of the proposed transaction; the ability of Churchill or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Churchill’s filings with the SEC. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by the Company, Churchill or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of the Company’s and Churchill’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While the Company and Churchill may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect Churchill’s beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and Churchill’s statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in Churchill is not an investment in any of Churchill’s founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Churchill, which may differ materially from the performance of Churchill’s founders’ or sponsors’ past investments.

Participants in the Solicitation

Churchill, the Company and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Churchill’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Churchill’s shareholders in connection with the proposed transaction will be set forth in proxy statement/prospectus/consent solicitation statement when it is filed by Churchill with the SEC. You can find more information about Churchill’s directors and executive officers in Churchill’s final prospectus related to its initial public offering filed with the SEC on May 15, 2025. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus/consent solicitation statement when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus/consent solicitation statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.